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SEC
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Section
FEB 28 2013
Washington DC
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UNITEDSTAT
SECURITIESANDEXCHAN(
Washington, D.C.

13011059

OMB APPROVAL	
Number:	3235-0123
es:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 41788

FACING PAGE!
Information Required of Brokers and Dealers Pursuant to Section 17 of the!
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder!

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION!

NAME OF BROKER-DEALER: Philadelphia Brokerage Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Two Radnor Corporate Center, Suite 111 100 Matsonford RD.
(No. and Street)

Radnor (City) PA (State) 19087 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Sean McDermott 610-975-9990
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION!

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Romeo & Chiaverelli, LLC CPA's
(Name – if individual, state last, first, middle name)

1601 Walnut Street, Suite 815 (Address) Philadelphia (City) PA (State) 19102 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY!

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

EM
3/5/13

OATH OR AFFIRMATION

I, Sean McDermott, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Philadelphia Brokerage Corporation, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

NOTARIAL SEAL
PATRICIA A BEALE
Notary Public
PHILADELPHIA CTY, PHILADELPHIA CNTY
My Commission Expires Sep 10, 2016

Patricia A. Beale 2-26-13
Notary Public

Signature

Partner/Principal
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of XXXXXXXXXXXXXXX Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- N/A (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- N/A (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- N/A (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j)' A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l)' An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- N/A (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) A report on Internal Accounting Control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

PHILADELPHIA BROKERAGE CORPORATION

FINANCIAL STATEMENTS AND

SUPPLEMENTARY INFORMATION

AS OF DECEMBER 31, 2012

PHILADELPHIA BROKERAGE CORPORATION
DECEMBER 31, 2012

CONTENTS

ROMEO & CHIAVERELLI LLC

Certified Public Accountants

Joseph A. Romeo, CPA
Medford, NJ
(609) 268-9781

1601 Walnut Street, Suite 815
Philadelphia, PA 19102
(215) 569-2113
FAX (215) 972-0787

Anthony Chiaverelli, CPA
Horsham, PA
(215) 542-7544

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Philadelphia Brokerage Corporation

We have audited the accompanying statement of financial condition of Philadelphia Brokerage Corporation as of December 31, 2012 and the related statements of income and Members' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Philadelphia Brokerage Corporation as of December 31, 2012 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I and II required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the

financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

ROMEO & CHIAVERELLI, LLC
Certified Public Accountants
February 14, 2013

PHILADELPHIA BROKERAGE CORPORATION
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

ASSETS

Cash	$ 81,938
Commissions Receivable	77,449
Clearing Deposit Cash	150,000
Furniture, Fixtures and Office Equipment, at cost, less Accumulated Depreciation of $145,016	925
Other Assets	33,298
TOTAL ASSETS	$ 343,610

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Accounts Payable and Accrued Expenses	$86,670
TOTAL LIABILITIES	86,670
Stockholders' Equity	
Common stock – Authorized 100 shares at no Par value, 100 shares issued and outstanding	7,500
Additional paid-in capital	258,814
Retained Earnings	(9,374)
Total Stockholders' Equity	256,940
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 343,610

The accompanying notes are an integral part of these financial statements

PHIADELPHIA BROKERAGE CORPORATION
STATEMENT OF INCOME AND EXPENSES
FOR THE YEAR ENDED DECEMBER 31, 2012

Revenues:	
Commissions	$ 1,033,276
Principal transactions	24,682
Investment banking	1,519,262
Interest and dividends	61,691
Investment advisory fees	438,941
Other income	3,620
Total revenue	3,081,472
Expenses:	
Employees' compensation and benefits	$ 1,918,995
Clearance fees	335,910
Communications	51,226
Occupancy and equipment rental	118,971
Depreciation	4,291
Other operating expenses	270,797
Total expenses	2,700,190
Net income from operations	381,282
Net Income	$ 381,282

The accompanying notes are an integral part of these financial statements.

PHILADELPHIA BROKERAGE CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2012

Cash flows from operating activities:	
Net Income	$ 381,282
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	4,291
(Increase) decrease in operating assets:	
Receivable from clearing broker	12,963
Deposits & prepaid expenses	350
Other receivables	(26,372)
Increase (decrease) in operating liabilities	
Accounts payable, accrued expenses and other liabilities	23,239
Total adjustments	14,471
Net cash provided by operating activities	395,753
Cash flows from financing activities:	
Dividend payments	(375,000)
Net increase in cash	20,752
Cash at beginning of year	61,186
Cash at end of year	$ 81,938

The accompanying notes are an integral part of these financial statements.

PHILADELPHIA BROKERAGE CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2012

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance – Beginning of Year	$ 7,500	$ 258,814	$ (15,656)	$ 250,658
Net Income	-	-	381,282	381,282
Capital contributions	-	-	-	-
Dividends	-	-	(375,000)	(375,000)
Balance – End of Year	$ 7,500	$ 258,814	$ (9,374)	$ 256,940

The accompanying notes are an integral part of these financial statements.

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES

(a) Organization and Nature of Business:

Philadelphia Brokerage Corporation, (the "Company"), is a securities broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company uses a clearing broker-dealer for all customer transactions.

(b) Basis of Presentation:

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

(c) Use of Estimates:

The presentation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

(d) Securities:

The Company acts as an introducing broker and forwards all transactions for its customers to another FINRA member firm on a fully disclosed basis. Commission income and expenses, and related clearing expenses on customer transactions are reported on a trade date basis.

(e) Furniture and Equipment:

Furniture and equipment are stated at cost. Depreciation is provided using either straight-line or double declining balance methods over the estimated useful lives of related assets, ranging between 3 and 7 years.

NOTE 2 – FURNITURE AND EQUIPMENT

Furniture and equipment consisted of the following:

	December 31, 2012
Equipment	$ 82,326
Furniture and fixtures	63,615
	145,941
Less: Accumulated depreciation	(145,016)
Net furniture and equipment	$ 925

NOTE 3 – CORPORATE INCOME TAXES

The Company has elected with the consent of the shareholders to be taxed as an "S" Corporation under Internal Revenue Code Section 1362 and also for the state. An "S" Corporation does not generally pay income taxes but, instead, the shareholders are taxed on the Company's income. Therefore, the statements do not include any provision for corporate income taxes.

NOTE 4 – LEASE OBLIGATIONS

On December 1, 2007 the Company entered into a seven (7) year lease agreement with Radnor Center Associates expiring November 30, 2014. Monthly lease payments and future minimum lease obligations are as follows:

November 30,	Monthly Rent	Annual Amount
2013	10,022	120,261
2014	10,022	110,239
		$ 230,500

Lease expense was $118,971 in 2012

NOTE 5 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of the aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2012, the Company had total net capital of $192,562, which exceeded its minimum net capital requirement of $50,000 by $142,562. In addition, its ratio of aggregate indebtedness to net capital was .45 to 1 at December 31, 2012.

NOTE 6 – CONCENTRATIONS OF CREDIT RISK AND OTHER MATTERS

The Company keeps its cash with high credit quality financial institutions. The account balances often exceed the FDIC insurance limit.

The Company clears its introduced transactions through another broker-dealer, which is highly capitalized, and a member of all major securities exchanges. Nonperformance by its clearing broker in fulfilling its contractual obligations pursuant to securities transactions may expose the Company to risk and potential loss.

NOTE 7 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK

In the normal course of business, the Company's customer activities involve the execution, settlement and financing of various customer securities. These activities may expose the Company to off-balance sheet credit risk in the event the customer is unable to fulfill its contracted obligations. The Company is therefore exposed to risk of loss on these transactions in the event of a contra party being unable to meet the terms of their contracts, which may require the Company to purchase or sell financial instruments at prevailing market prices.

SCHEDULE I

PHILADELPHIA BROKERAGE CORPORATION
COMPUTATION OF NET CAPITAL UNDER
RULE 15c3-1 OF THE COMMISSION
DECEMBER 31, 2012

NET CAPITAL

Total Stockholders' equity qualified for Net Capital	$ 256,940
Deductions for non-allowable assets:	
Accounts Receivable	30,000
Security deposit	20,000
Prepaid expenses	13,298
Furniture, fixtures and office equipment - net	925
Total deductions for non-allowable assets	64,223
Net capital before haircuts on securities positions	192,717
Less:	
Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)	155
Net Capital	$ 192,562

SCHEDULE I

PHILADELPHIA BROKERAGE CORPORATION
COMPUTATION OF NET CAPITAL UNDER
RULE 15c3-1 OF THE COMMISSION
DECEMBER 31, 2012

AGGREGATE INDEBTEDNESS

Items included in Statement of Financial Condition	
Accounts payable and accrued expenses	$ 86,671
Total aggregate indebtedness	$ 86,671

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

Minimum net capital required or $50,000 if greater	$ 50,000
Excess net capital at 1500%	$142,562
Excess net capital at 1000%	$183,895
Ratio: aggregate indebtedness to net capital	45%

Note: There are no material difference between the preceding computation and the Company's corresponding unaudited part II of Form X-17A-5 as of December 31, 2012.

SCHEDULE II

PHILADELPHIA BROKERAGE CORPORATION
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
YEAR ENDED DECEMBER 31, 2012

Philadelphia Brokerage Corporation claims an exemption from Rule 15c3-3 based on Section 15c3-3(k)(2)(ii) who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

ROMEO & CHIAVERELLI LLC
Certified Public Accountants

Joseph A. Romeo, CPA
Medford, NJ
(609) 268-9781

1601 Walnut Street, Suite 815
Philadelphia, PA 19102
(215) 569-2113
FAX (215) 972-0787

Anthony Chiaverelli, CPA
Horsham, PA
(215) 542-7544

Report on Internal Accounting
Control Required by SEC Rule 17a-5

To the Board of Directors
Philadelphia Brokerage Corporation

In planning and performing our audit of the financial statements of Philadelphia Brokerage Corporation (the "Company") as of and for the year ended December 31, 2012 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are

required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

ROMEO & CHIAVERELLI LLC
Certified Public Accountants
February 14, 2013

PHILADELPHIA BROKERAGE CORPORATION

SECURITIES INVESTOR PROTECTION CORPORATION
FORM SIPC-7

SEC FILE NO. 8-41788

AS OF DECEMBER 31, 2012

ROMEO & CHIAVERELLI LLC

Certified Public Accountants

Joseph A. Romeo, CPA
Medford, NJ
(609) 268-9781

1601 Walnut Street, Suite 815
Philadelphia, PA 19102
(215) 569-2113
FAX (215) 972-0787

Anthony Chiaverelli, CPA
Horsham, PA
(215) 542-7544

Independent Accountant's Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Board of Directors
Philadelphia Brokerage Corporation

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Philadelphia Brokerage Corporation and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating Philadelphia Brokerage Corporation's compliance with the applicable instructions of the Assessment Report (Form SIPC-7). Philadelphia Brokerage Corporation's management is responsible for Philadelphia Brokerage Corporation's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

ROMEO & CHIAVERELLI LLC
Certified Public Accountants
February 14, 2013

PHILADELPHIA BROKERAGE CORPORATION
SCHEDULE OF ASSESSMENT AND PAYMENTS TO THE SECURITIES INVESTOR PROTECTION CORPORATION
YEAR ENDED DECEMBER 31, 2012

Period Covered	Date Paid	Amount
General assessment reconciliation for the period January 1, 2012 to December 31, 2012		$ 5,901.00
Payment schedule:		
SIPC-6	07/24/12	3,599.00
SIPC-7	02/15/13	2,302.00
Balance due		$ 0.00